Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. In connection with the proposed transaction, The Bank of New York Mellon Corporation (“Newco”) filed with the SEC a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus for the shareholders of The Bank of New York Company, Inc. and Mellon, and each of The Bank of New York Company, Inc. and Mellon Financial Corporation will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, shareholders are urged to read the definitive joint proxy statement/prospectus, as well as the other documents referred to in the joint proxy statement/prospectus carefully in their entirety because they contain important information about the proposed transaction. The definitive joint proxy statement/prospectus will be mailed to the shareholders of The Bank of New York Company, Inc. and Mellon Financial Corporation. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2007 annual meeting of shareholders, as filed with the SEC on March 14, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC.

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The following is a transcript of Bob Kelly’s webcast transmitted to Mellon Financial Corporation’s employees on April 19, 2007.

Hi, I’m Bob Kelly, back to share with you my thoughts about earnings results that we announced earlier this week.

You should be very happy with our results and the strong performance our businesses achieved in the first quarter. I know I am.

Our income from continuing operations was $243 million, or 58 cents a share. This is an excellent 23 percent increase in earnings per share compared to the first quarter of last year.

I would expect our results will be much better than most major financial institutions and banks this quarter. It is a real statement about what a great job you are doing and how rapidly we are growing around the world. I want to personally thank you for everything you are doing.

Our performance was boosted by great organic growth in virtually all of our businesses.

In Asset Management, we hit a very exciting milestone, with assets under management increasing 28 percent to exceed a record $1 trillion. You may have seen the full-page advertisement which we ran in many major newspapers around the world to celebrate this event.

Assets under custody or administration were up 14 percent to a record $4.7 trillion. Our fee revenue also increased 14 percent.

To add to these accomplishments, we posted more than 300 basis points of positive operating leverage, meaning revenue grew a lot faster than expenses, which is fantastic.

Our results are even more impressive when you consider that we’re in the midst of a very significant integration planning effort.

It’s hard to believe that we’re only a few months away from the expected close of our proposed merger with The Bank of New York. We’ve certainly accomplished a great deal since we announced that transaction last December.

For most businesses and shared services groups, we have identified and communicated virtually all of the second tier of management that will take effect upon close.

Just last week, the joint integration teams presented proposed visions and organizational structures.

Technology leaders from both companies are finalizing decisions about the selection of key systems that will take effect after closing.

We’re also engaged in planning for the brand strategy and visual identity of the new company. And we’re working together to articulate the culture and values we want employees of the new company to embrace.

In the weeks ahead, we’ll be surveying all of you to get your thoughts about brand and culture. We want to know what’s working now in each of these areas and how we can build upon each company’s strengths to make the new company even better.

While there’s a lot more work to be done as we continue to plan for the close of this proposed merger, I want to emphasize that we could not have achieved so much in such a short time without your support.

Whether you have been providing our customers with excellent service, assisting the integration planning efforts, or both, I want to thank you. You have helped us achieve our strong first quarter results, and we will work together to ensure our continued success.

© 2007 Mellon Financial Corporation

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. In connection with the proposed transaction, The Bank of New York Mellon Corporation (“Newco”) filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus for the shareholders of The Bank of New York Company, Inc. and Mellon, and each of The Bank of New York Company, Inc. and Mellon Financial Corporation will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, shareholders are urged to read the preliminary joint proxy statement/prospectus regarding the proposed transaction and the definitive joint proxy statement/prospectus when it becomes available, as well as the other documents referred to in the joint proxy statement/prospectus carefully in their entirety because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus will be mailed to the shareholders of The Bank of New York Company, Inc. and Mellon Financial Corporation. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus filed with the SEC and will be contained in the joint proxy statement/prospectus when it becomes available.